Retirement Savings Plan for Employees of First National

Bank and Trust Company of the Treasure Coast

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

  X

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________.

Commission File Number 33-22846

A.

Full title of plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF SEACOAST NATIONAL BANK

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA

815 COLORADO AVENUE

STUART, FL  34994

#

RETIREMENT SAVINGS PLAN FOR

EMPLOYEES OF SEACOAST NATIONAL BANK

Stuart, Florida

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

  Retirement Savings Plan for Employees of

  Seacoast National Bank

Stuart, Florida

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006  financial statements taken as a whole.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida

June 18, 2007

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments, at fair value
Mutual funds	$ 16,150,222	$ 14,864,398
Common/collective trusts	8,944,419	6,891,257
Common stock
Seacoast Banking Corporation of Florida	4,633,062	4,128,499
	29,727,703	25,884,154

Receivables
Employer contributions	1,142,083	1,158,095
Participant contributions	416,019	390,938
Due from brokers	29,799	5,336
Dividends and interest	50,406	42,382
	1,638,307	1,596,751

Total assets	31,366,010	27,480,905

LIABILITIES
Excess contributions payable	565	2,252

Total liabilities	565	2,252

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	$ 31,365,445	$ 27,478,653

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	46, 678	39,972

NET ASSETS AVAILABLE FOR BENEFITS	$ 31,412,123	$ 27,518,625

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions to net assets attributed to:
Investment Income
Dividends and interest	$ 500,831
Net realized and unrealized appreciation of investments	2,446,013
2,946,844
Contributions
Employer	1,825,044
Participant	1,771,208
Rollover	575,996
4,172,248

Total additions	7,119,092

Deductions from net assets attributed to:
Benefits paid to participants	3,204,970
Administrative fees	20,059
Distribution of excess contributions	565
Total deductions	3,225,594

Net increase	3,893,498

Net assets available for benefits
Beginning of year	27,518,625

End of year	$ 31,412,123

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information.  Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983.  The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permit employees to make salary deferrals, provide employer matching contributions and eliminate the loan provisions under the Plan.  The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank) who have at least one year of service.

The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan.  Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.

The Plan offers 15 investment alternatives through M&I as follows:

M&I Employee Benefit Stable Principal Fund	M&I Diversified Stock Fund
Marshall Intermediate Bond Fund	M&I Growth Balanced Fund
M&I Diversified Income Fund	Fidelity Advisers Equity Income Fund
Franklin Small Cap Growth Fund	Marshall Mid Cap Value Fund
Vanguard Institutional Index Fund	Managers Special Equity Fund
Legg Mason Value Trust Primary Class Fund	Westport Small Capital Fund
Templeton Foreign Fund	T Rowe Growth Stock Fund
Marshall Money Market Fund

The Plan also allows individual participants to invest in common shares of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.

Participant Accounts:  Each participant’s account is credited with participant salary deferrals, matching contributions, profit-sharing contributions and retirement contributions by the employer, and an allocation of earnings based upon the participant’s investment elections.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of their account to any of the investment options available under the Plan.

(Continued)

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Contributions:  Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation.  Participant contributions were subject to an overall annual limitation of $15,000 for 2006.  If a participant is eligible for the Plan and age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,000 in 2006).

Employer Contributions:  For each Plan year, the Bank’s Board of Directors, at their discretion, will contribute to the Plan a profit-sharing contribution.  Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year.  The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan.  For the year ended December 31, 2006, the Bank’s discretionary profit-sharing contribution was 3% of eligible participant compensation.

The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement.  For the years ended December 31, 2006 and 2005, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.

The Bank matches on a dollar-for-dollar basis participant salary deferrals up to 4% of eligible participant compensation.  Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Vesting:  Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon.  Profit-sharing contributions and discretionary retirement contributions vest 25% per year of service.  However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Plan Termination:  Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in all of their account balances.

(Continued)

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Withdrawals:  Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship.  Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated.  If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a lump sum or installments.  If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Forfeitures:  Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan.  Forfeited amounts are used to reduce future employer contributions.  Forfeitures available to reduce future employer contributions are $6,143 and $17,228 as of December 31, 2006 and 2005, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.

Basis of Accounting:  The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Significant estimates are the valuation of investments held by the Plan.  Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Contributions:  Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.

(Continued)

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange.  The fair values of the Plan’s interest in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the Plan custodian.  The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan custodian.  The Plan’s net appreciation in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses in investments during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits become payable to participants upon their election or separation from the Bank, and are recorded when paid.  Outstanding benefits payable to participants that were approved but not paid as of December 31, 2006 and 2005 were not material.

Administrative Expenses:  In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.  Administrative expenses paid by the Bank on behalf of the Plan were approximately $20,059 and $17,855 for the years ended December 31, 2006 and 2005, respectively.

Adoption of New Accounting Standard:  The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006.  Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value.

In addition, any material difference between the fair value of these investments and their contract value has been presented as a separate adjustment line in the statement of net assets available for benefits.

The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005.  The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit responsive investment contracts held directly or indirectly by the Plan.

Reclassifications:  Certain items in the prior year financial statements were reclassified to conform to the current year presentation.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:

	2006	2005

* Common stock, Seacoast Banking Corporation of Florida 186,817 and 179,891 shares	$ 4,633,061	$ 4,128,499
Legg Mason Value Trust Primary Class Fund, 25,210 and 36,039 shares	1,833,246	2,475,878
* M&I Growth Balanced Fund, 162,376 and 143,522 shares	4,681,165	3,714,851
* M & I Employee Benefit Stable Principal Fund, 3,755,256 and 2,825,107 shares	3,755,256	2,825,107
Vanguard Institutional Index Fund, 63,777 and 64,691 shares	8,264,865	7,375,472

* Represents a party in interest to the Plan

The Plan's net realized and unrealized appreciation of investments by type is as follows for the year ended December 31, 2006:

Common stock, Seacoast Banking Corporation of Florida	$344,076
Common/collective trusts	542,218
Mutual funds	1,559,719

$2,446,013

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of common collective trust accounts managed by M&I and mutual funds with M&I.  M&I is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to them qualify as party-in-interest transactions.   The Plan also holds shares of Seacoast Banking Corporation common stock.  At December 31, 2006 and 2005, the plan held 186,817 and 179,891 shares, respectively, of the Company’s common stock with a market value of $4,633,061 and $4,128,499, respectively.  The Plan received $108,460 and $125,890 in dividends from the Company during 2006 and 2005, respectively.

NOTE 6 - PLAN AMENDMENTS

Effective March 31, 2006, the Plan was amended to grant immediate eligibility to employees of Big Lake Bank and past service credit for vesting. Effective May 1, 2006 the Plan was renamed the Retirement Savings Plan for Employees of Seacoast National Bank.

SUPPLEMENTAL SCHEDULE

(Continued)

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) ** Cost	(e) Current Value
	Fidelity Adv Funds	Fidelity Advisers Equity Income Fund, 27,167 shares		$ 857,922
	Franklin Funds	Franklin Small Cap Growth Fund, 22,692 shares		857,088
	Legg Mason Funds	Legg Mason Value Trust Primary Class Fund, 25,210 shares		1,833,246
*	Marshall & Ilsley	M&I Diversified Income Fund, 11,527 shares		249,670
*	Marshall & Ilsley	M&I Diversified Stock Fund, 8,610 shares		305,006
*	Marshall & Ilsley	M&I Growth Balanced Fund, 162,376 shares		4,681,165
*	Marshall & Ilsley	M&I Employee Benefit Stable Principal Fund, 3,755,256 shares		3,755,256
	Managers Funds	Managers Special Equity Fund, 2,228 shares		184,856
*	Marshall & Ilsley	Marshall Intermediate Bond Fund, 151,466 shares		1,396,519
*	Marshall & Ilsley	Marshall Mid Cap Value Fund, 63,927 shares		970,415
*	Marshall & Ilsley	Marshall Money Market Fund, Cash		111,393
	T Rowe Price Funds	T Rowe Growth Stock Fund, 14,913 shares		468,118
	Templeton Fds Inc	Templeton Foreign Fund, 70,605 shares		963,056
	Vanguard Funds	Vanguard Institutional Index Fund, 63,777 shares		8,264,865

(Continued)

#.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF

SEACOAST NATIONAL BANK

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) **Cost	(e) Current Value
	Westport Funds	Westport Small Capital Fund, 9,884 shares		242,745
*	Seacoast Banking Corporation of Florida	Common stock, 186,817 shares		4,633,061
				$29,774,381

*  Represents a party in interest to the Plan

** Cost information is not required for participant-directed investments

#.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:

June 22, 2007

    By: /s/ William R. Hahl

  William R. Hahl

  Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm